Exhibit (a)(7)



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                                                        PRESS RELEASE
                                                        FOR IMMEDIATE RELEASE



MacKenzie Patterson, Inc.
1640 School Street, Suite 100
Moraga, California 94556
Telephone: 510-631-9100

January 25, 1999

             Offer for Units of Limited Partnership Interest of S/M REAL ESTATE FUND VII, LTD. Extended Through February 19, 1999, and Offer Price Increased to $70 per Unit.

             MP VALUE FUND 4, LLC; MORAGA-DEWAAY FUND, LLC; and MP VALUE FUND
6, LLC (the "Bidders") have extended the expiration date of their tender offer for up to 3,324 Units of limited partnership interest of S/M REAL ESTATE FUND VII, LTD through February 19, 1999, and have increased the offer price to $70 per Unit.

             As of January 25, 1999, a total of 225 Units had been tendered to the bidders by security holders and not withdrawn.

             For further information, contact Christine Simpson at the above telephone number.